United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of January 2009

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Minera Andes Inc.

Suite A, 111 East Magnesium Road

Spokane, Washington

99208

Item 2

Date of Material Change

The material change occurred on January 16, 2009.

Item 3

News Release

A News Release was disseminated by CNW Group, CNW News Wire Ltd., Vancouver, British Columbia, on January 16, 2009.

Item 4

Summary of Material Change

Minera Andes Inc. (the “Corporation” or “Minera Andes”) provided an update on the producing San José mine in southern Argentina. The San José project is operated by Minera Santa Cruz S.A. (“MSC”) owned 51% by Hochschild Mining plc (“Hochschild”) (HOC.L: Reuters and HOC.LN: Bloomberg - London Stock Exchange) and 49% by Minera Andes. MSC forecasts that at the expanded production rate, the San José mine will produce approximately 95,000 ounces of gold and 7,500,000 ounces of silver in 2009.

MSC has reported to Minera Andes that during the fourth quarter of 2008 the completion of the expansion project to double the processing capacity of the plant at San José from the original design rate of 750 metric tons per day (“MTPD”) to 1,500 MTPD was achieved.  Approximately half of the concentrate produced by the mill is converted on site to doré bullion.  The increased production volume and connection to the national power grid, which is forecast to be completed in the first quarter of 2009, should enable a significant reduction in unit operating costs in 2009.

Item 5.1

Full Description of Material Change

Minera Andes provided an update on the producing San José mine in southern Argentina. MSC forecasts that at the expanded production rate, the San José mine will produce approximately 95,000 ounces of gold and 7,500,000 ounces of silver in 2009.

MSC has reported to Minera Andes that during the fourth quarter of 2008 the completion of the expansion project to double the processing capacity of the plant at San José from the original design rate of 750 MTPD to 1,500 MTPD was achieved.  Approximately half of the concentrate produced by the mill is converted on site to doré bullion.  The increased production volume and connection to the national power grid, which is forecast to be completed in the first quarter of 2009, should enable a significant reduction in unit operating costs in 2009.

Expansion Project

•

In November 2007 MSC committed to double the capacity of the San José mine and processing facility, to increase the capacity from 750 MTPD to 1,500 MTPD.   In addition to increasing the output from the operation, the expansion is intended to reduce unit operating costs by realizing economies of scale at the increased production level.  As previously reported by Minera Andes, completion of the expansion of the processing facility was delayed from the original date of mid-August to late-October 2008 due to delays in the delivery of critical components, especially the second 750 MTPD grinding mill.  As a result of the delays and other commissioning issues, the production target for 2008 was reduced by about 65,000 metric tonnes compared to the original 2008 budget.

•

At the expanded rate, MSC forecasts that about half of the gold/silver concentrates will be converted to doré bullion on site by the Gekko intensive leaching circuit, and the other half will be marketed directly as concentrates.  Conversion of the concentrates to doré bullion reduces treatment and refining costs, selling expenses and also reduces the export tax from 10% to 5%.

•

In parallel with the expansion of the process facility, mine production is being increased from 750 MTPD to 1,500 MTPD.  This is being achieved mainly by developing the Kospi vein, which is centrally located between the currently producing Huevos Verde and Frea veins.  Difficult ground conditions were encountered in the decline ramp access to the Kospi vein, which has delayed development.  The ramp has been re-routed, and MSC expects that the re-routed ramp will intersect the vein early in the first quarter and that production on the vein will commence in the second quarter of 2008.  Meanwhile, mill feed will be generated from expanded mine production on the Huevos Verde and Frea veins plus a surface stockpile of low-grade ore.

Optimization Projects

•

A project is underway to connect the project to the national power grid though the construction of a 130 kilometer 132kV electric transmission line.  The project was due to be completed by the end of September 2008, but MSC now forecasts that completion will be early in the first quarter of 2009 because the Province of Santa Cruz denied the permits to build the electric line along the right of way of the Provincial highway. As a result, MSC had to redesign and lengthen the location of the electric line and negotiate agreements with private land owners along the redesigned route.  MSC estimates that the cost for the transmission line has increased approximately 75% to about US$21 million due to the re-routing and increased materials and installation costs.  MSC expects that the grid connection will cut its power costs by more than half.  The existing diesel generators, which are fully capable of providing sufficient power for the expanded 1,500 MTPD operation, will remain on site for back-up.

•

As described above, approximately half of the concentrates produced at San José are converted to doré bullion on site by means of the Gekko intensive leaching circuit.  Converting the concentrate to doré bullion allows substantial savings in transportation and refining costs as well as savings on export duties.  MSC has initiated a project to expand the Gekko circuit to process all of the concentrate so that 100% of the output for the operation would be in the form of doré bullion.  MSC has already spent or committed approximately US$9.7 million on this project, but MSC has suspended further capital expenditures on the project until it can be fully funded from cash flow from operations.

2008 Capital Expenditure

As of the end of the third quarter 2008, the capital expenditures during 2008 were as follows:

US$ Millions
Mine Development	6.4
Plant Expansion	21.6
Sustaining Development & Improvements	7.3
Electric Transmission Line	4.1
100% Doré Project	0.2
Exploration	1.9
Total	41.5

During the fourth quarter, the Argentine tax authority refunded $4.9 million in value added taxes.

As reported on December 19, 2008, the Company announced that it would receive from MSC a cash call of approximately US$11.3 million due on February 17, 2008, to finance the higher than budgeted costs for the expansion and development of the San José project.  The cash call was made notwithstanding previous assurances from MSC that additional cash calls would not be required and that MSC expected to pay for plant expansion costs from cash flow.  Most of the capital expenditure for the expansion will have been completed by the end of January 2009, and MSC forecasts that the operation will be fully self funding after the February cash call.

Technical and financial results were reported to Minera Andes by MSC. The data was reviewed by Allen Ambrose, Minera Andes’ President, who is a qualified person as defined by National Instrument 43-101.

Item 5.2

Disclosure for Restructuring Transactions

Not applicable

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7

Omitted Information

Not applicable

Item 8

Executive Officer

The name of the executive officer of the Corporation who is knowledgeable about the material change and this report and who can be contacted is Allen Ambrose, President, and Chairman at (509) 921-7322.

Item 9

Date of Report

January 26, 2009

SCHEDULE “A”

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES ANNOUNCES INCREASE IN FORECAST PRODUCTION

 AT THE SAN JOSE GOLD/SIVER MINE

SPOKANE, WA––January 16, 2009–– Minera Andes Inc. (TSX: MAI and US OTC: MNEAF) is pleased to provide an update on the producing San José mine in southern Argentina. The San José project is operated by Minera Santa Cruz S.A. (“MSC”) owned 51% by Hochschild Mining plc (“Hochschild”) (HOC.L: Reuters and HOC.LN: Bloomberg - London Stock Exchange) and 49% by Minera Andes. MSC forecasts that at the expanded production rate, the San José mine will produce approximately 95,000 ounces of gold and 7,500,000 ounces of silver in 2009.

MSC has reported to Minera Andes that during the fourth quarter of 2008 the completion of the expansion project to double the processing capacity of the plant at San José from the original design rate of 750 metric tons per day (“MTPD”) to 1,500 MTPD was achieved.  Approximately half of the concentrate produced by the mill is converted on site to doré bullion.  The increased production volume and connection to the national power grid, which is forecast to be completed in the first quarter of 2009, should enable a significant reduction in unit operating costs in 2009.

Allen Ambrose, President of Minera Andes commented:

“The successful completion of the expansion and related optimization projects will lower unit costs and help maintain San José’s position as a low-cost silver/gold mine at a time of market volatility.  Future capital projects are planned to be financed through the mine’s operational cash flow.”

Expansion Project

•

In November 2007 MSC committed to double the capacity of the San José mine and processing facility, to increase the capacity from 750 MTPD to 1,500 MTPD.   In addition to increasing the output from the operation, the expansion is intended to reduce unit operating costs by realizing economies of scale at the increased production level.  As previously reported by Minera Andes, completion of the expansion of the processing facility was delayed from the original date of mid-August to late-October 2008 due to delays in the delivery of critical components, especially the second 750 MTPD grinding mill.  As a result of the delays and other commissioning issues, the production target for 2008 was reduced by about 65,000 metric tonnes compared to the original 2008 budget.

•

At the expanded rate, MSC forecasts that about half of the gold/silver concentrates will be converted to doré bullion on site by the Gekko intensive leaching circuit, and the other half will be marketed directly as concentrates.  Conversion of the concentrates to doré bullion reduces treatment and refining costs, selling expenses and also reduces the export tax from 10% to 5%.

•

In parallel with the expansion of the process facility, mine production is being increased from 750 MTPD to 1,500 MTPD.  This is being achieved mainly by developing the Kospi vein, which is centrally located between the currently producing Huevos Verde and Frea veins.  Difficult ground conditions were encountered in the decline ramp access to the Kospi vein, which has delayed development.  The ramp has been re-routed, and MSC expects that the re-routed ramp will intersect the vein early in the first quarter and that production on the vein will commence in the second quarter of 2008.  Meanwhile, mill feed will be generated from expanded mine production on the Huevos Verde and Frea veins plus a surface stockpile of low-grade ore.

Optimization Projects

•

A project is underway to connect the project to the national power grid though the construction of a 130 kilometer 132kV electric transmission line.  The project was due to be completed by the end of September 2008, but MSC now forecasts that completion will be early in the first quarter of 2009 because the Province of Santa Cruz denied the permits to build the electric line along the right of way of the Provincial highway. As a result, MSC had to redesign and lengthen the location of the electric line and negotiate agreements with private land owners along the redesigned route.  MSC estimates that the cost for the transmission line has increased approximately 75% to about US$21 million due to the re-routing and increased materials and installation costs.  MSC expects that the grid connection will cut its power costs by more than half.  The existing diesel generators, which are fully capable of providing sufficient power for the expanded 1,500 MTPD operation, will remain on site for back-up.

•

As described above, approximately half of the concentrates produced at San José are converted to doré bullion on site by means of the Gekko intensive leaching circuit.  Converting the concentrate to doré bullion allows substantial savings in transportation and refining costs as well as savings on export duties.  MSC has initiated a project to expand the Gekko circuit to process all of the concentrate so that 100% of the output for the operation would be in the form of doré bullion.  MSC has already spent or committed approximately US$9.7 million on this project, but MSC has suspended further capital expenditures on the project until it can be fully funded from cash flow from operations.

2008 Capital Expenditure

As of the end of the third quarter 2008, the capital expenditures during 2008 were as follows:

US$ Millions
Mine Development	6.4
Plant Expansion	21.6
Sustaining Development & Improvements	7.3
Electric Transmission Line	4.1
100% Doré Project	0.2
Exploration	1.9
Total	41.5

During the fourth quarter, the Argentine tax authority refunded $4.9 million in value added taxes.

As reported on December 19, 2008, the Company announced that it would receive a cash call of approximately US$11.3 million due on February 17, 2008 from MSC to finance the higher than budgeted costs for the expansion and development of the San José project.  The cash call was made notwithstanding previous assurances from MSC that additional cash calls would not be required and that MSC expected to pay for plant expansion costs from cash flow.  Most of the capital expenditure for the expansion will have been completed by the end of January 2009, and MSC forecasts that the operation will be fully self funding after the February cash call.

Technical and financial results were reported to Minera Andes by MSC. The data was reviewed by Allen Ambrose, Minera Andes’ President, who is a qualified person as defined by National Instrument 43-101.

Minera Andes is a gold, silver and copper exploration company working in Argentina. The Company holds about 304,000 acres of mineral exploration land in Argentina including the 49% owned San José silver/gold mine. Minera Andes is also exploring the Los Azules copper project in San Juan province, where an exploration program has defined a resource and a scoping study is underway. Other exploration properties, primarily silver and gold, are being evaluated in southern Argentina. The Corporation presently has 190,158,851 shares issued and outstanding.

This news is submitted by Allen V. Ambrose, President and Director of Minera Andes Inc.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site: www.minandes.com.

Spokane Office 111 East Magnesium Road; Ste. A Spokane, WA 99208 USA Phone: (509) 921-7322 E-mail: info@minandes.com	Vancouver Office 911-470 Granville Street Vancouver, B.C. V6C 1V5 Phone: (604) 689-7017; 877-689-7018 E-mail: ircanada@minandes.com

Caution Concerning Forward-Looking Statements:

This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding the Company's strategic plans, evolution of mineral resources and reserves, work programs, development plans and exploration budgets at the Company’s San José Project. The forward-looking statements express, as at the date of this press release, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. In particular, there can be no assurance that production forecasts, or cost savings at the San José mine will be successfully achieved, increased, or that resources and reserves at the San José mine will be increased.  Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks.  We refer readers to the risk factors and uncertainties described in the Company’s continuous disclosure record, a copy of which is available under the Company’s profile at www.sedar.com.  Minera Andes’ joint venture partner, a subsidiary of Hochschild Mining plc, and its affiliates do not accept responsibility for the use of project data or the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:  /s/ Allen V. Ambrose

Allen V. Ambrose, President and Chairman

Dated:  January 26, 2009